

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

22003701

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SEC FILE NUMBER
8-70078

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Milliman Investment Management Services LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

71 S Wacker Drive, 31st Floor

(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Campbell	973-727-7379	Rcampbell@foreside.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams

(Name – if individual, state last, first, and middle name)

999 Third Avenue	Seattle	WA	98104
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Matthew Kaufman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Milliman Investment Management Services LLC_____, as of _____ December 31 , 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _~~~~_ 2/24/22

Title:
President

Notary Public 2/24/2022

```
OFFICIAL SEAL
TYLER BURDEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/21/24
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This filing contains (check all applicable boxes):**

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Milliman Investment Management Services LLC

FINANCIAL STATEMENT

December 31, 2021

Milliman Investment Management Services LLC

CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member
Milliman Investment Management Services LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Milliman Investment Management Services LLC (the "Company") as of December 31, 2021 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Moss Adams LLP

Seattle, Washington
February 21, 2022

We have served as the Company's auditor since 2018.

1

MILLIMAN INVESTMENT MANAGEMENT SERVICES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$ 145,800
Deposit at clearing broker	10,000
Prepaid expenses	41,141
Due from parent	8,121
Other assets	7,403
Total Assets	$ 212,465

LIABILITIES AND MEMBER'S EQUITY

Total Liabilities	$ -
Member's equity	212,465
Total Liabilities and Member's Equity	$ 212,465

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF THE BUSINESS

Milliman Investment Management Services LLC (The "Company"), was organized on March 23, 2017 in the state of Delaware as a limited liability company. The Company was approved as a broker-dealer on July 3, 2019. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and the Securities Investors Protection Corp ("SIPC"). The term of the Company shall continue in perpetuity, unless sooner terminated in accordance with the provisions of its operating agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company prepares its financial statements on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition

The Company is in a startup phase and has yet to begin business operations. Therefore, the Company has no revenue through December 31, 2021.

ASC 606, Revenue from Contracts with Customers requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price and (d) allocate the transaction price to the performance obligation. In determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgments

Revenue from contracts with customers includes commission income. The recognition and measurement of revenue is based on the assessment of individual contract items. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction processes where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable considerations should be applied due to uncertain future events.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES – (CONTINUED)

Brokerage Commissions

The Company has not yet begun revenue activity, but when it begins revenue activity, the Company will buy and sell securities on behalf of institutional customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses will be recorded on a trade date (the date the Company fills the trade with the customer). The Company believes that the performance obligation will be satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer.

Cash and Cash Equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

At December 31, 2021, the Company had no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $155,800, which exceeded required net capital by $150,800 and a total aggregate indebtedness of $-0-. The Company's aggregate indebtedness to net capital ratio was .00 to 1 at December 31, 2021.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

NOTE 4 – FULLY DISCLOSED CLEARING AGREEMENT

The Company maintains a clearing agreement with Wedbush Securities. The Company has not yet begun business operations. The firm anticipates it will clear institutional DVP/RVP business though Wedbush on a fully disclosed basis. The Company maintains a securities deposit with Wedbush Securities in the amount of $10,000.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with Milliman Inc, the parent company. The agreement provides that Milliman Inc will provide administrative services and facilities at the Company's office space located in 71 S. Wacker Drive Chicago. The agreement does not require the Company to remit payment for the services outlined in the agreement. Milliman Inc., will maintain a schedule of these expenses which are not included in reports files by the Company to FINRA and the SEC under this agreement.

Separately, the startup phase of the Company's operations Company affiliates, Milliman Financial Risk Management LLC. and Milliman Inc., have paid some of the Company's regulatory and other operational expenses. This has resulted in an intercompany receivable of $8,121 as of December 31, 2021.

NOTE 6 – FAIR VALUE

Certain financial instruments are carried at cost on the balance sheet, which approximated fair value due to their short term, highly liquid nature. These instruments include cash, accounts payable and accrued expenses.

NOTE 7 – CONCENTRATIONS AND CREDIT RISK

Financial instruments that subject the Company to credit risk consist principally of cash. The Company performs certain credit evaluation procedures and does not require collateral for financial instruments subject to credit risk. The Company maintains checking in a financial institution. Accounts at the banks are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in the accounts. The Company believes it is not exposed to any significant risk on cash. Management periodically assesses the financial condition of the banks and believes that any potential credit loss is minimal. At December 31, 2021, all the Company's cash is held at one financial institution.

NOTE 8 – INCOME TAXES

The Company is a Delaware LLC. The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision for federal or state income taxes has been included in the financial statements.

The Company files an income tax return in its federal, state and local jurisdiction. The Company is not subject to federal, state and local income tax examinations by tax authorities for years prior to 2019.

NOTE 9 – COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in ordinary routine litigation incidental to its business. Currently, there are no litigations against the Company. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company, or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un asserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein.

During the normal course of business, the Company is subject to routine examinations by regulatory authorities. As of December 31, 2021, there are no outstanding issues as a result of these examinations that could have a material impact to the financial statements.